March 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Filing for Registered Investment Companies

  Managed by Affiliates of Legg Mason, Inc. (the “Funds”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), the following documents are hereby submitted for filing with the Securities and Exchange Commission (the “Commission”): (1) copy of Rider No. 14 to the joint fidelity bond (the “Bond”) (the Bond was filed with the Commission on October 8, 2010); (2) copies of the resolutions adopted by a majority of the Boards of Directors/Trustees of Legg Mason BW Global Income Opportunities Fund Inc. and Legg Mason BW Absolute Return Opportunities Fund, a series of Legg Mason Global Asset Management Trust (collectively, the “New Funds”) who are not “interested persons” (as defined in the 1940 Act) of the New Funds, at meetings held in February 2011, approving the amount, type, form and coverage of the joint fidelity bond and the portion of the premium to be paid by the New Funds as well as approving the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (as defined below); (3) a statement as to the period for which premiums have been paid under the joint fidelity bond; and (4) an agreement among the Funds concerning the allocation of fidelity bond recoveries (the “Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries”).

For purposes of (3) above, please note that the Funds have paid premiums under the joint fidelity bond for the period July 1, 2010 to July 1, 2011.

If you have any questions concerning this filing, please call Thomas C. Mandia at (203) 703-7038.

Very truly yours,

/s/ Thomas C. Mandia
Thomas C. Mandia
Assistant Secretary, each of the Funds listed on Schedule I

/s/ R. Jay Gerken
R. Jay Gerken
President, each of the Funds listed on Schedule II

Enclosures

cc:	Jennifer L. Whitman

Rosemary D. Emmens

SCHEDULE I

LMP Corporate Loan Fund Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Municipal High Income Fund Inc.

LMP Real Estate Income Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset High Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset Worldwide Income Fund Inc.

Western Asset Global High Income Fund Inc.

Western Asset Emerging Markets Debt Fund Inc.

LMP Capital and Income Fund Inc.

Western Asset Emerging Markets Income Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset Municipal Partners Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Inflation Management Fund Inc.

Western Asset Municipal Defined Opportunity Trust Inc.

Western Asset Investment Grade Defined Opportunity Trust Inc.

Western Asset Global Corporate Defined Opportunity Fund Inc.

ClearBridge Energy MLP Fund Inc.

Western Asset Mortgage Defined Opportunity Fund Inc.

Western Asset High Yield Defined Opportunity Fund Inc.

Legg Mason BW Global Income Opportunities Fund Inc.

Legg Mason Partners Equity Trust

Legg Mason ClearBridge Aggressive Growth Fund

Legg Mason ClearBridge Appreciation Fund

Legg Mason ClearBridge Capital Fund

Legg Mason ClearBridge Diversified Large Cap Growth Fund

Legg Mason ClearBridge Dividend Strategy Fund

Legg Mason Esemplia Emerging Markets Equity Fund

Legg Mason ClearBridge Equity Fund

Legg Mason ClearBridge Equity Income Builder Fund

Legg Mason Investment Counsel Financial Services Fund

Legg Mason ClearBridge Fundamental All Cap Value Fund

Legg Mason Batterymarch Global Equity Fund

Legg Mason Global Currents International All Cap Opportunity Fund

Legg Mason Global Currents International Small Cap Opportunity Fund

Legg Mason ClearBridge Large Cap Value Fund

Legg Mason ClearBridge Large Cap Growth Fund

Legg Mason Lifestyle Allocation 100%

Legg Mason Lifestyle Allocation 30%

Legg Mason Lifestyle Allocation 50%

Legg Mason Lifestyle Allocation 70%

Legg Mason Lifestyle Allocation 85%

Legg Mason ClearBridge Mid Cap Core Fund

Legg Mason ClearBridge Mid Cap Growth Fund

Legg Mason Capital Management All Cap Fund

Legg Mason Batterymarch S&P 500 Index Fund

Legg Mason ClearBridge Small Cap Growth Fund

Legg Mason ClearBridge Small Cap Value Fund

Legg Mason Investment Counsel Social Awareness Fund

Legg Mason Target Retirement 2015

Legg Mason Target Retirement 2020

Legg Mason Target Retirement 2025

Legg Mason Target Retirement 2030

Legg Mason Target Retirement 2035

Legg Mason Target Retirement 2040

Legg Mason Target Retirement 2045

Legg Mason Target Retirement 2050

Legg Mason Target Retirement Fund

Legg Mason Batterymarch U.S. Large Cap Equity Fund

Legg Mason Permal Tactical Allocation Fund

Legg Mason Partners Income Trust

Legg Mason Western Asset Adjustable Rate Income Fund

Legg Mason Western Asset California Municipals Fund

Legg Mason Western Asset Core Bond Fund

Legg Mason Western Asset Core Plus Bond Fund

Legg Mason Western Asset Corporate Bond Fund

Legg Mason Western Asset Global High Yield Bond Fund

Legg Mason Western Asset Global Inflation Management Fund

Legg Mason Western Asset Government Securities Fund

Legg Mason Western Asset High Income Fund

Legg Mason Western Asset Intermediate Maturity California Municipals Fund

Legg Mason Western Asset Intermediate Maturity New York Municipals Fund

Legg Mason Western Asset Intermediate-Term Municipals Fund

Legg Mason Western Asset Managed Municipals Fund

Legg Mason Western Asset Massachusetts Municipals Fund

Legg Mason Western Asset Municipal High Income Fund

Legg Mason Western Asset New Jersey Municipals Fund

Legg Mason Western Asset New York Municipals Fund

Legg Mason Western Asset Oregon Municipals Fund

Legg Mason Western Asset Pennsylvania Municipals Fund

Legg Mason Western Asset Short Duration Municipal Income Fund

Legg Mason Western Asset Short-Term Bond Fund

Legg Mason Western Asset Strategic Income Fund

Western Asset Emerging Markets Debt Portfolio

Western Asset Global High Yield Bond Portfolio

Legg Mason Partners Money Market Trust

Western Asset California Tax Free Money Market Fund

Western Asset Liquid Reserves

Western Asset Connecticut Municipal Money Market Fund

Western Asset New York Tax Free Money Market Fund

Western Asset Tax Free Reserves

Western Asset U.S. Treasury Reserves

Western Asset California Municipal Money Market Fund

Western Asset Massachusetts Municipal Money Market Fund

Western Asset New York Municipal Money Market Fund

Western Asset Money Market Fund

Western Asset Government Money Market Fund

Western Asset Municipal Money Market Fund

Legg Mason Partners Institutional Trust

Western Asset Institutional Money Market Fund

Western Asset Institutional Cash Reserves

Western Asset Institutional Liquid Reserves

Western Asset Institutional Tax Free Reserves

Western Asset Institutional U.S. Treasury Reserves

Western Asset Institutional Government Reserves

Western Asset Institutional AMT Free Municipal Money Market Fund

Legg Mason Western Asset SMASh Series C Fund

Legg Mason Western Asset SMASh Series EC Fund

Legg Mason Western Asset SMASh Series M Fund

Legg Mason Partners Premium Money Market Trust

Western Asset Premium Liquid Reserves

Western Asset Premium U.S. Treasury Reserves

Western Asset Premium Tax Free Reserves

Master Portfolio Trust

Liquid Reserves Portfolio

U.S. Treasury Reserves Portfolio

Tax Free Reserves Portfolio

Prime Cash Reserves Portfolio

Government Portfolio

Legg Mason Partners Variable Equity Trust

Legg Mason ClearBridge Variable Aggressive Growth Portfolio

Legg Mason ClearBridge Variable Appreciation Portfolio

Legg Mason ClearBridge Variable Dividend Strategy Portfolio

Legg Mason ClearBridge Variable Fundamental All Cap Value Portfolio

Legg Mason Global Currents Variable International All Cap Opportunity Portfolio

Legg Mason ClearBridge Variable Large Cap Value Portfolio

Legg Mason ClearBridge Variable Large Cap Growth Portfolio

Legg Mason Variable Lifestyle Allocation 50%

Legg Mason Variable Lifestyle Allocation 70%

Legg Mason Variable Lifestyle Allocation 85%

Legg Mason ClearBridge Variable Mid Cap Core Portfolio

Legg Mason ClearBridge Variable Capital Portfolio

Legg Mason ClearBridge Variable Equity Income Builder Portfolio

Legg Mason ClearBridge Variable Small Cap Growth Portfolio

Legg Mason Investment Counsel Variable Social Awareness Portfolio

Legg Mason Partners Variable Income Trust

Legg Mason Western Asset Variable Adjustable Rate Income Portfolio

Legg Mason Western Asset Variable Diversified Strategic Income Portfolio

Legg Mason Western Asset Variable Global High Yield Bond Portfolio

Legg Mason Western Asset Variable High Income Portfolio

Legg Mason Western Asset Variable Money Market Portfolio

Legg Mason Western Asset Variable Strategic Bond Portfolio

Western Asset Income Fund

Western Asset Premier Bond Fund

Western Asset Funds, Inc.

Western Asset Core Plus Bond Portfolio

Western Asset Core Bond Portfolio

Western Asset High Yield Portfolio

Western Asset Inflation Indexed Plus Bond Portfolio

Western Asset Intermediate Bond Portfolio

Western Asset Limited Duration Bond Portfolio

Western Asset Non-U.S. Opportunity Bond Portfolio

Western Asset Absolute Return Portfolio

Western Asset Global Strategic Income Portfolio

Western Asset Enhanced Equity Portfolio

Legg Mason Charles Street Trust, Inc.

Legg Mason Batterymarch U.S. Small Capitalization Equity Portfolio

Legg Mason BW Global Opportunities Bond Fund

Legg Mason Capital Management Growth Trust, Inc.

Legg Mason Global Trust, Inc.

Legg Mason Batterymarch International Equity Trust

Legg Mason Batterymarch Emerging Markets Trust

Legg Mason Investors Trust, Inc.

Legg Mason Capital Management American Leading Companies Trust

Legg Mason Investment Trust, Inc.

Legg Mason Capital Management Opportunity Trust

Legg Mason Capital Management Special Investment Trust, Inc.

Legg Mason Tax-Free Income Fund

Legg Mason Investment Counsel Maryland Tax-Free Income Trust

Legg Mason Capital Management Value Trust, Inc.

Legg Mason Global Asset Management Trust

Legg Mason BW Absolute Return Opportunities Fund

Legg Mason BW International Opportunities Bond Fund

Legg Mason BW Diversified Large Cap Value Fund

Legg Mason Manager Select Large Cap Growth Fund

Legg Mason Manager Select Large Cap Value Fund

Legg Mason Strategic Real Return Fund

Legg Mason Capital Management Disciplined Equity Research Fund

Barrett Opportunity Fund, Inc.

SCHEDULE II

Western Asset/Claymore Inflation-Linked Securities & Income Fund

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Legg Mason Capital Management Growth Trust		87028110B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	July 1, 2010 to July 1, 2011	/S/ Matthew Link

In consideration of the premium charged for this bond, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
Legg Mason BW Global Income Opportunities Fund Inc.	November 3, 2010

•	Legg Mason BW Absolute Return Opportunities Fund, a series of: December 15, 2010

Legg Mason Global Asset Management Trust

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this bond other than as above stated.

LEGG MASON BW GLOBAL INCOME OPPORTUNITIES FUND INC.

APPROVAL OF FIDELITY BOND COVERAGE AND DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS POLICY THROUGH ICI MUTUAL INSURANCE COMPANY

RESOLVED:	That the appropriate officers of the Fund be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Fund to become a member of ICI Mutual Insurance Company (“ICI Mutual”) and, in conjunction with other investment companies for which affiliates of Legg Mason Partners Fund Advisor, LLC (“LMPFA”) serve as investment adviser and/or administrator, to purchase from ICI Mutual fidelity bond coverage (“Joint Fidelity Bond”) and a Directors and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policy to which the investment adviser, sub-adviser, principal underwriter, administrator, directors and/or officers of such investment companies may also be parties; and further

RESOLVED:	That it is the finding of the Board that the Joint Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-1 under the 1940 Act is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Joint Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and further

RESOLVED:	That the portion of the total premium for the Joint Fidelity Bond to be allocated to the Fund based on its net assets (following the public offering of its Common Stock) be, and hereby is, approved by a vote of a majority of the Board of Directors of the Fund (all Directors voting) and separately by a majority of the “non-interested” Directors, after having given due consideration to, among other things, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bond, the amount of the premiums for the Fidelity Bond, the ratable allocation of the premiums among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a fidelity bond which covers only the Fund as the insured; and further

RESOLVED:	That the Joint Fidelity Bond be, and hereby is, approved by a vote of the Board of Directors (all Directors voting) and separately by the “non-interested” Directors; and further

RESOLVED:	That the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to enter into an agreement, in substantially the form used for the Closed-end Funds, as required by paragraph (f) of Rule 17g-1 under the 1940 Act with the other named insureds under the Joint Fidelity Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Fund and also by one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it obtained and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of such Rule 17g-1; and further

RESOLVED:	That the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to prepare, execute and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED:	That the Secretary of the Fund shall file the Joint Fidelity Bond with the Securities and Exchange Commission and give the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED:	That the Fund’s purchase of the D&O/E&O policy to which the Directors, officers and employees of the Fund are parties, and which provides coverage to those parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Fund is determined to be in the best interest of the Fund; and further

RESOLVED:	That pursuant to Rule 17d-1(d)(7) under the 1940 Act, the Board of Directors (all Directors voting) finds, and, separately, all of the “non-interested” Directors find, that the Fund’s participation in the D&O/E&O policy is in the best interest of the Fund, and that the portion of the total premium for the D&O/E&O policy to be allocated to the Fund based on its net assets is fair and reasonable when compared to the premiums that would have been paid if the insurance coverage of the policy had been purchased separately by the insured parties; and further

RESOLVED:	That the Directors and the appropriate officers of the Fund, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

LEGG MASON BW ABSOLUTE RETURN OPPORTUNITIES FUND,

A SERIES OF LEGG MASON GLOBAL ASSET MANAGEMENT TRUST

Directors & Officers/Errors & Omissions Policy and Fidelity Bond

RESOLVED:	That the Fund and its Trustees be included as insured parties under a Directors and Officers/Errors and Omissions Liability Insurance Policy (the “Policy”) issued by ICI Mutual Insurance Company to certain investment companies in the Legg Mason Partners Funds complex, Legg Mason Funds complex, Western Asset Funds complex, Western Asset Claymore Funds complex and to Barrett Opportunity Fund Inc. to which the investment advisers, administrators, affiliated principal underwriter, Board Members and officers of such investment companies are parties, and which provides coverage to such parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the investment companies; and further

RESOLVED:	That the portion of the aggregate premium for the Policy of $5,430,337 to be allocated to the Fund for the period November 18, 2010 through June 30, 2011 is fair and reasonable to the Fund; and further

RESOLVED:	That the Fund, on behalf of its current and future Trustees who are not “interested persons” of the Fund as defined in the 1940 Act, or who will otherwise be covered by joint Independent Directors Liability Insurance Policies (“IDL Policies”), (such as a non-management director who is classified as an interested director), has agreed to participate in the IDL Policies, which provide coverage to such parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the investment companies; and further

RESOLVED:	That the portion of the aggregate premium for the IDL Policies of $548,500 to be allocated to the Fund for the period November 18, 2010 through June 30, 2011 is fair and reasonable to the Fund; and further

RESOLVED:	That pursuant to Rule 17d-1(d)(7) under the Investment Company Act of 1940, as amended (the “1940 Act”), the Board hereby finds that the Fund’s participation in the Policy and the IDL Policies described to this meeting is in the best interest of the Fund; and further

RESOLVED:	That the purchase of the fidelity bond coverage with ICI Mutual Insurance Company for the periods November 18, 2010 through June 30, 2011, which coverage is maintained jointly on behalf of the Fund and the other parties named as insureds therein, including investment companies in the Legg Mason Partners Funds complex, Legg Mason Funds complex, Western Asset Funds complex, Western Asset Claymore Funds complex and to Barrett Opportunity Fund Inc., and which provides coverage in the aggregate amount of $75 million is approved; and further

RESOLVED:	That it is the finding of the Board that the fidelity bond coverage with ICI Mutual Insurance Company for the July 1, 2010 through June 30, 2011 policy period in the aggregate amount of $75 million covering among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the fidelity bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund and the nature of the securities in the Fund’s portfolio; and further

RESOLVED:	That the payment by the Fund of its portion of the total premium of $386,835 for the period November 18, 2010 through June 30, 2011 for the aforementioned joint insured fidelity bond is fair and reasonable and therefore approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such parties, the amount of the joint insured fidelity bond; the amount of the premium to be allocated among all parties as insureds; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED:	That the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (“Agreement”) entered into among the Fund and the other named insureds under the foregoing fidelity bond coverage is approved and that each officer of the Trust, acting singly, is authorized to execute and deliver such Agreement, the execution and delivery of said Agreement to be conclusive evidence of the Trustees’ approval; and further

RESOLVED:	That the officers of the Trust are authorized to make any and all payments, in the name and on behalf of the Trust and the Fund, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and further

RESOLVED:	That the Assistant Secretary and the other officers of the Trust are directed to file the fidelity bond and the Agreement with the Securities and Exchange Commission and to make the other filings and give the notices as required by Paragraph (g) of Rule 17g-1 of the 1940 Act.

AGREEMENT CONCERNING ALLOCATION OF FIDELITY BOND PREMIUMS AND RECOVERIES

This Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries made as of the 14th day of March, 2011 by and among the management investment companies listed on Schedules I and II (each, a “Fund” and collectively, the “Funds”), all of which are named insureds on a certain fidelity bond underwritten by ICI Mutual Insurance Company (the “Insurer”) covering certain acts relating to the Funds (“Joint Fidelity Bond”):

WHEREAS: each of the Funds has registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as either an open-end management investment company or a closed-end management investment company; and

WHEREAS: Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds; and

WHEREAS: the Funds each will benefit from their respective participation in the Joint Fidelity Bond in compliance with this Rule;

NOW, THEREFORE, it is agreed as follows:

1.	In the event any recovery under the Joint Fidelity Bond is received as a result of a loss sustained by any of the Funds, then each Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act (“Separate Bond”).

2.	In the event that the claims of loss of the Funds are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Joint Fidelity Bond, the following rules for determining the priorities among the Funds for satisfaction of the claims under the Joint Fidelity Bond shall apply:

A.	First, all claims of each Fund which have been duly proven and established under the Joint Fidelity Bond shall be satisfied up to the minimum amount of a Separate Bond for such Fund; and

B.	Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Funds in proportion to the total of the unsatisfied amount of the claims of each Fund.

3.	Each party to this Agreement is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Declaration of Trust of Legg Mason Tax-Free

Income Fund and agrees that obligations assumed by this Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets. Each party to this Agreement agrees that it shall not seek satisfaction of any such obligation from the shareholders or any individual shareholder of the Legg Mason Tax-Free Income Fund nor from any individual Trustee of that Trust.

4.	Additional Parties to this Agreement: This Agreement is intended to cover all entities insured under the Joint Fidelity Bond. Any insured under the Joint Fidelity Bond that is not currently listed on Schedules I and II hereto may be added to this Agreement by a written amendment.

5.	This Agreement may be executed in multiple counterparts.

IN WITNESS WHEREOF, each Fund has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date first above written.

/s/ Thomas C. Mandia
Thomas C. Mandia
Assistant Secretary, each of the Funds listed on Schedule I

/s/ R. Jay Gerken
R. Jay Gerken
President, each of the Funds listed on Schedule II

SCHEDULE I

LMP Corporate Loan Fund Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Municipal High Income Fund Inc.

LMP Real Estate Income Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset High Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset Worldwide Income Fund Inc.

Western Asset Global High Income Fund Inc.

Western Asset Emerging Markets Debt Fund Inc.

LMP Capital and Income Fund Inc.

Western Asset Emerging Markets Income Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset Municipal Partners Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Inflation Management Fund Inc.

Western Asset Municipal Defined Opportunity Trust Inc.

Western Asset Investment Grade Defined Opportunity Trust Inc.

Western Asset Global Corporate Defined Opportunity Fund Inc.

ClearBridge Energy MLP Fund Inc.

Western Asset Mortgage Defined Opportunity Fund Inc.

Western Asset High Yield Defined Opportunity Fund Inc.

Legg Mason BW Global Income Opportunities Fund Inc.

Legg Mason Partners Equity Trust

Legg Mason ClearBridge Aggressive Growth Fund

Legg Mason ClearBridge Appreciation Fund

Legg Mason ClearBridge Capital Fund

Legg Mason ClearBridge Diversified Large Cap Growth Fund

Legg Mason ClearBridge Dividend Strategy Fund

Legg Mason Esemplia Emerging Markets Equity Fund

Legg Mason ClearBridge Equity Fund

Legg Mason ClearBridge Equity Income Builder Fund

Legg Mason Investment Counsel Financial Services Fund

Legg Mason ClearBridge Fundamental All Cap Value Fund

Legg Mason Batterymarch Global Equity Fund

Legg Mason Global Currents International All Cap Opportunity Fund

Legg Mason Global Currents International Small Cap Opportunity Fund

Legg Mason ClearBridge Large Cap Value Fund

Legg Mason ClearBridge Large Cap Growth Fund

Legg Mason Lifestyle Allocation 100%

Legg Mason Lifestyle Allocation 30%

Legg Mason Lifestyle Allocation 50%

Legg Mason Lifestyle Allocation 70%

Legg Mason Lifestyle Allocation 85%

Legg Mason ClearBridge Mid Cap Core Fund

Legg Mason ClearBridge Mid Cap Growth Fund

Legg Mason Capital Management All Cap Fund

Legg Mason Batterymarch S&P 500 Index Fund

Legg Mason ClearBridge Small Cap Growth Fund

Legg Mason ClearBridge Small Cap Value Fund

Legg Mason Investment Counsel Social Awareness Fund

Legg Mason Target Retirement 2015

Legg Mason Target Retirement 2020

Legg Mason Target Retirement 2025

Legg Mason Target Retirement 2030

Legg Mason Target Retirement 2035

Legg Mason Target Retirement 2040

Legg Mason Target Retirement 2045

Legg Mason Target Retirement 2050

Legg Mason Target Retirement Fund

Legg Mason Batterymarch U.S. Large Cap Equity Fund

Legg Mason Permal Tactical Allocation Fund

Legg Mason Partners Income Trust

Legg Mason Western Asset Adjustable Rate Income Fund

Legg Mason Western Asset California Municipals Fund

Legg Mason Western Asset Core Bond Fund

Legg Mason Western Asset Core Plus Bond Fund

Legg Mason Western Asset Corporate Bond Fund

Legg Mason Western Asset Global High Yield Bond Fund

Legg Mason Western Asset Global Inflation Management Fund

Legg Mason Western Asset Government Securities Fund

Legg Mason Western Asset High Income Fund

Legg Mason Western Asset Intermediate Maturity California Municipals Fund

Legg Mason Western Asset Intermediate Maturity New York Municipals Fund

Legg Mason Western Asset Intermediate-Term Municipals Fund

Legg Mason Western Asset Managed Municipals Fund

Legg Mason Western Asset Massachusetts Municipals Fund

Legg Mason Western Asset Municipal High Income Fund

Legg Mason Western Asset New Jersey Municipals Fund

Legg Mason Western Asset New York Municipals Fund

Legg Mason Western Asset Oregon Municipals Fund

Legg Mason Western Asset Pennsylvania Municipals Fund

Legg Mason Western Asset Short Duration Municipal Income Fund

Legg Mason Western Asset Short-Term Bond Fund

Legg Mason Western Asset Strategic Income Fund

Western Asset Emerging Markets Debt Portfolio

Western Asset Global High Yield Bond Portfolio

Legg Mason Partners Money Market Trust

Western Asset California Tax Free Money Market Fund

Western Asset Liquid Reserves

Western Asset Connecticut Municipal Money Market Fund

Western Asset New York Tax Free Money Market Fund

Western Asset Tax Free Reserves

Western Asset U.S. Treasury Reserves

Western Asset California Municipal Money Market Fund

Western Asset Massachusetts Municipal Money Market Fund

Western Asset New York Municipal Money Market Fund

Western Asset Money Market Fund

Western Asset Government Money Market Fund

Western Asset Municipal Money Market Fund

Legg Mason Partners Institutional Trust

Western Asset Institutional Money Market Fund

Western Asset Institutional Cash Reserves

Western Asset Institutional Liquid Reserves

Western Asset Institutional Tax Free Reserves

Western Asset Institutional U.S. Treasury Reserves

Western Asset Institutional Government Reserves

Western Asset Institutional AMT Free Municipal Money Market Fund

Legg Mason Western Asset SMASh Series C Fund

Legg Mason Western Asset SMASh Series EC Fund

Legg Mason Western Asset SMASh Series M Fund

Legg Mason Partners Premium Money Market Trust

Western Asset Premium Liquid Reserves

Western Asset Premium U.S. Treasury Reserves

Western Asset Premium Tax Free Reserves

Master Portfolio Trust

Liquid Reserves Portfolio

U.S. Treasury Reserves Portfolio

Tax Free Reserves Portfolio

Prime Cash Reserves Portfolio

Government Portfolio

Legg Mason Partners Variable Equity Trust

Legg Mason ClearBridge Variable Aggressive Growth Portfolio

Legg Mason ClearBridge Variable Appreciation Portfolio

Legg Mason ClearBridge Variable Dividend Strategy Portfolio

Legg Mason ClearBridge Variable Fundamental All Cap Value Portfolio

Legg Mason Global Currents Variable International All Cap Opportunity Portfolio

Legg Mason ClearBridge Variable Large Cap Value Portfolio

Legg Mason ClearBridge Variable Large Cap Growth Portfolio

Legg Mason Variable Lifestyle Allocation 50%

Legg Mason Variable Lifestyle Allocation 70%

Legg Mason Variable Lifestyle Allocation 85%

Legg Mason ClearBridge Variable Mid Cap Core Portfolio

Legg Mason ClearBridge Variable Capital Portfolio

Legg Mason ClearBridge Variable Equity Income Builder Portfolio

Legg Mason ClearBridge Variable Small Cap Growth Portfolio

Legg Mason Investment Counsel Variable Social Awareness Portfolio

Legg Mason Partners Variable Income Trust

Legg Mason Western Asset Variable Adjustable Rate Income Portfolio

Legg Mason Western Asset Variable Diversified Strategic Income Portfolio

Legg Mason Western Asset Variable Global High Yield Bond Portfolio

Legg Mason Western Asset Variable High Income Portfolio

Legg Mason Western Asset Variable Money Market Portfolio

Legg Mason Western Asset Variable Strategic Bond Portfolio

Western Asset Income Fund

Western Asset Premier Bond Fund

Western Asset Funds, Inc.

Western Asset Core Plus Bond Portfolio

Western Asset Core Bond Portfolio

Western Asset High Yield Portfolio

Western Asset Inflation Indexed Plus Bond Portfolio

Western Asset Intermediate Bond Portfolio

Western Asset Limited Duration Bond Portfolio

Western Asset Non-U.S. Opportunity Bond Portfolio

Western Asset Absolute Return Portfolio

Western Asset Global Strategic Income Portfolio

Western Asset Enhanced Equity Portfolio

Legg Mason Charles Street Trust, Inc.

Legg Mason Batterymarch U.S. Small Capitalization Equity Portfolio

Legg Mason BW Global Opportunities Bond Fund

Legg Mason Capital Management Growth Trust, Inc.

Legg Mason Global Trust, Inc.

Legg Mason Batterymarch International Equity Trust

Legg Mason Batterymarch Emerging Markets Trust

Legg Mason Investors Trust, Inc.

Legg Mason Capital Management American Leading Companies Trust

Legg Mason Investment Trust, Inc.

Legg Mason Capital Management Opportunity Trust

Legg Mason Capital Management Special Investment Trust, Inc.

Legg Mason Tax-Free Income Fund

Legg Mason Investment Counsel Maryland Tax-Free Income Trust

Legg Mason Capital Management Value Trust, Inc.

Legg Mason Global Asset Management Trust

Legg Mason BW Absolute Return Opportunities Fund

Legg Mason BW International Opportunities Bond Fund

Legg Mason BW Diversified Large Cap Value Fund

Legg Mason Manager Select Large Cap Growth Fund

Legg Mason Manager Select Large Cap Value Fund

Legg Mason Strategic Real Return Fund

Legg Mason Capital Management Disciplined Equity Research Fund

Barrett Opportunity Fund, Inc.

SCHEDULE II

Western Asset/Claymore Inflation-Linked Securities & Income Fund

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund